Filed Pursuant to Rule 253(g)(2)
File No. 024-10928

HappyNest REIT, INC

SUPPLEMENT NO. 1 DATED JULY 13, 2022

TO THE OFFERING CIRCULAR DATED JULY 12, 2021

This Offering Circular Supplement No. 1 (“Supplement No. 1”) supplements our offering circular dated and filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2022 (the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (File No. 024-10928). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Investment in The Kelsey Howard Lane Partners LLC

On December 4, 2021, HNR Donna LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased 3.00 Units of The Kelsey Howard Lane Partners LLC (“Kelsey LLC”), pursuant to a subscription agreement (the “Subscription Agreement”), for an aggregate investment amount of $150,000. Kelsey LLC plans to indirectly acquire and develop real property located in Austin, Texas (the “Property”), through ownership of a limited partnership interest in The Kelsey Howard Lane Apartment Homes LP. Developments to the Property are expected to include a 383-unit multifamily community, located on approximately 23.63 acres of land. Details of this acquisition can be found here.

Investment in Rainbow Realty Group II LLC

On July 6, 2022, HNR Rainbow I LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased 6.00 Units of Interest in Rainbow Realty Group II LLC (“Rainbow Realty”), pursuant to a subscription agreement (the “Rainbow Subscription Agreement”), for an aggregate investment amount of $300,000. Rainbow Realty plans to own and lease commercial and industrial real estate properties and to make loans secured by real property to select borrowers that operate in the cannabis industry or rent to such cannabis operators. Rainbow Realty’s target assets are retail dispensaries and industrial cultivation facilities (and loans secured by such facilities that are) leased to or owned by tenants and/or borrowers in the medical and/or adult use cannabis industry. Any such loans will be secured by a first position mortgage interest secured by such property. Details of this acquisition can be found here.

Investment in West Tech Industrial Property Investors LP

On July 12, 2022, HNR West Tech LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased a limited partnership interest equal to approximately 1.39% in West Tech Industrial Property Investors LP (“West Tech Industrial LLC”), pursuant to a subscription agreement (the “West Tech Subscription Agreement”), for an aggregate investment amount of $200,000. West Tech Industrial LLC plans to indirectly acquire and operate the 5-building flex/light industrial/office tech space known as Minneapolis West Tech Industrial Portfolio located in Minneapolis, Minnesota (the “Property”), through a 100% ownership interest in West Tech Industrial Property LP (the “Property Owner”).

The Property Owner will buy and operate the Property. Overall, the Property is 81% leased and consists of 3 sub portfolios, Plymouth Tech IV & V, Eden Woods II & III, and Cedar II, the Portfolio was built in 1982 -2001 and is a flex/light industrial/office tech space located in the western suburbs of Minneapolis, Minnesota. The Property Owner will manage the Property for the benefit of West Tech Industrial LLC, distributing all net cash available for distribution of its operations (after payment of operating expenses, reserves, and debt service) to West Tech Industrial LLC. Details of this acquisition can be found here.

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We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. This Supplement No. 1 is not complete without and may not be delivered or used except in connection with the Offering Circular filed with the Commission on July 12, 2021, including all exhibits.